March 28, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mango Capital, Inc.
Incoming letter dated March 28, 2012

Based on the facts presented, the Division will not object if Mango Capital stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2011. In reaching this position, we note that Mango Capital has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Mango Capital will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2011.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 28, 2012

Mail Stop 4561

Wolfgang Heimerl, Esq.
Heimerl Law Firm
32 Dumont Road
Post Office Box 964
Far Hills, New Jersey 07931

Re: Mango Capital, Inc.

Dear Mr. Heimerl:

In regard to your letter of March 28, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

HEIMERL LAW FIRM
32 Dumont Road
Post Office Box 964
Far Hills, New Jersey 07931

Wolfgang Heimerl, Esq.
Admitted in NY & NJ

HeimerlLawFirm@att.net

Tel: (908) 470-0200
Fax: (908) 470-0201

New York Office:
110 Wall Street
11th Floor, PMB-8370
New York, New York 10005
Tel.: (212) 709-8370
(X) Please Respond to the New Jersey Office

March 28, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Mango Capital, Inc. (Commission File No. 000-30781)
Request Pursuant to Rule 12h-3 of the Exchange Act
<u>and Sections 13(a) and 15(d) of the Exchange Act</u>

Dear Ladies and Gentlemen:

We are writing on behalf of Mango Capital, Inc. (formerly MangoSoft, Inc.) (the "***Company***") to request that a letter be issued advising the Company that the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concurs with the Company's view that the updating of the Company's two registration statements on Form S-8 (File Nos. 333-50764 and 333-58412) during the Company's 2009, 2010 and 2011 fiscal years would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to suspend the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Company's common stock, par value $ 0.001 per share (the "***Common Stock***"), for the fiscal year in which the Company's above-referenced registration statements on Form S-8 were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "***Securities Act***"). *See,* Intraop Medical Corp. (available May 12, 2010). We also ask that the Staff confirm that it will not recommend enforcement action by the Commission if the Company files a Form 15 pursuant to Rule 12h-3 under the Exchange Act on or before either (i) the due date (March 30, 2012) for the Company's next periodic report, a Form 10-K for the year ended December 31, 2011, or (ii) if a favorable no-action response is not received by the Company from the Staff on or before March 30, 2012, then the due date for a Quarterly Report on Form 10-Q for the quarter ending March 31, 2012, to suspend the Company's reporting obligations under Section15(d) of the Exchange Act.

Except as otherwise set forth herein, the information set forth in this letter regarding the Company is as provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required periodic and current reports until the date the Company files with the Commission a Form 15 to suspend the Company's reporting obligations under Section15(d) of the Exchange Act.

Background

The Company was incorporated in Nevada in 1995 under the name "First American Clock Co." The Company was formed to engage in the business of purchasing or otherwise acquiring antique, museum quality clocks and timepieces, principally from private collectors, for resale. However, this business was not successful, and during 1998 the Company discontinued operations with respect to such business venture.

In 1999, a wholly owned subsidiary of First American merged with and into MangoSoft Corporation. MangoSoft Corporation developed software solutions to address the needs of small businesses, workgroups and large enterprises. In conjunction with the merger, First American changed its name to MangoSoft, Inc.

By 2004, the Company had ceased to develop new software products or services but continued to market, sell and support its software services. The Company's strategy began to include seeking strategic business partnerships and distribution channels to leverage its patented technology.

The Company discontinued the direct marketing, sale and support of its software services as of January 1, 2010. On December 22, 2010, the Company acquired Structured Settlement Investments, L.P., which engaged in the business of originating, purchasing and reselling structured settlements from beneficiaries of insurance, litigation and lottery awards. In January of 2011, the Company changed its name to Mango Capital, Inc.

The Company's structured settlement business has been unprofitable to date and the Company is considering terminating that business. The Company's technology business currently generates no revenue. The Company is evaluating alternate applications for its intellectual property, including the possible sale or assignment of its intellectual property.

The Common Stock is quoted on the OTC Pink Sheets under the symbol "MCAP." According to the Company's transfer agent and the Company's DTC Securities Listing Position, as of February 23, 2012, the Company had 5,643,157 shares of Common Stock outstanding held by 317 record holders. The Company has not issued any additional shares since that date. As of March 13, 2012, the last sale of the Common Stock was at $0.151 on March 13, 2012 which implies a total current market capitalization of approximately $852,117.

The Company has filed all of its periodic and current reports through the date of this letter including, without limitation, such reports for the Company's 2009, 2010 and 2011 fiscal years. The Company's fiscal year ends on December 31 of each year.

The Company has issued no class of securities which are subject to the requirements of Section 15(d) of the Exchange Act other than the singular class of Common Stock, par value $0.001. On July 24, 2000 the Company filed a Registration Statement on Form SB-2 for the registration of 25,421,533 shares of Common Stock, par value $0.001, all of which have previously been sold and none remain available for sale. Also, On July 3, 2007 the Company filed a Registration Statement on Form S-3 for the registration of 2,400,000 of Common Stock, par value $0.001, all of which have previously been sold and none remain available for sale. On March 13, 2012, the Company filed with the Commission post-effective amendments to each of the Company's registration statements on Form S-8 to deregister any securities that remained unsold thereunder. The post-effective amendments became effective immediately upon filing.

The Common Stock and associated Common Stock Purchase Rights are registered under Section 12(g) of the Exchange Act and constitute the only classes of the Company's securities that are registered under Section 12 of the Exchange Act and the Company has not registered any other class of stock nor is subject to Section 15(d) obligations for any other class of stock.

On March 13, 2012, pursuant to Rule 12g-4(a)(2), the Company filed a Form 15 to deregister the Common Stock and Common Stock Purchase Rights under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Company's common stock under Section 12(g) of the Exchange Act is expected to be effective 90 days after such filing. However, under Rule 12g-4(b), the Company's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of its common stock under Section 12(g) of the Exchange Act was suspended immediately upon the Company's filing of such Form 15.

Notwithstanding the suspension of the Company's reporting obligation pursuant to Rule 12g-4(b), in the absence of obtaining the relief sought by this letter, Section 15(d) of the Exchange Act would continue to require the Company to file reports because the Company's previously filed Form S-8 was automatically updated upon the incorporation therein of the Company's Annual Reports on Form 10-K for the years ended December 31, 2008, December 31, 2009, and December 31, 2010.

Except as referenced above the Company has not issued: (a) any class of securities registered or that is required to be registered under Section 12 of the Exchange Act; or (b) any class of securities, including any class of debt security, subject to the requirements of Section 15(d) of the Exchange Act. Four (4) executive officers and directors hold options to acquire an aggregate of 797,150 shares of Common Stock as described in more detail below. The Company is not required pursuant to any agreement or obligation to submit, provide or file reports under the Exchange Act with the Commission, and the Company will not do so on a voluntary basis or otherwise.

The total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years (2009, 2010 & 2011). The total assets of the Company on the last day of its 2011, 2010 and 2009 fiscal years were $204,315; $3,788,317; and $1,789,803, respectively.

Subject to the receipt of the no-action relief sought in this letter, the Company intends to file the Form 15 to suspend immediately its duty to file reports under Section15(d) of the Exchange Act pursuant to Rule 12h-3.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are (a) 300 or more holders of record of Common Stock and the Company's total assets have exceeded $10 million on the last day of any of the Company's three most recent fiscal years or (b) 500 or more holders of record of Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic reporting under Section 15(d) of the Exchange Act, as provided in Rule 12h-3 under the Exchange Act.

Registration Statements

The Company has on file with the Commission the following registration statements on Form S-8 under the Securities Act:

Form S-8 (File No. 333-50764, filed and effective November 27, 2000): This registration statement registered the offer and sale of 8,000,000 shares of Common Stock issuable under the Company's 1999 Incentive Compensation Plan (the "***Plan***").

Form S-8 (File No. 333-58412, filed and effective April 6, 2001): This registration statement registered the offer and sale of 115,122 shares of Common Stock issuable under the Plan.

The first registration statement on Form S-8 (File No. 333-50764) identified above became effective during the Company's 2000 fiscal year and was automatically updated during the Company's 2009, 2010 and 2011 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 2008 December 31, 2009 and December 31, 2010. No sales have been made under such registration statement since at least January 1, 2009. The second registration statement on Form S-8 (File No. 333-58412) identified above was automatically updated during the Company's 2008, 2009 and 2010 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010. No sales have been made under such registration statement since at least January 1, 2009. The Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2009, 2010 or 2011 fiscal years.

On March 13, 2012, the Company filed with the Commission post-effective amendments to each of the Company's registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold thereunder. The post-effective amendments became effective immediately upon filing. Accordingly, no investors will be able to purchase securities pursuant to those registration statements and so the protection of Section 15(d) is no longer necessary for potential purchasers.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is: (a) held of record by less than 300 persons; or (b) held of record by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years (2009, 2010 & 2011). The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is eligible to deregister the Common Stock under Section 12(g) of the Exchange Act._Accordingly, on March 13, 2012, pursuant to Rule 12g-4(a)(2), the Company filed a Form 15 to deregister the Common Stock and Common Stock Purchase Rights under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a), without regard to Rule 12b-25 under the Exchange Act, for the shorter of its most recent three fiscal years (2009, 2010 & 2011) and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the Common Stock meets the criteria set forth in Rule 12h-3(b) in that the Common Stock is held of record by less than 500 persons and the total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years (2009, 2010 & 2011).

However, Rule 12h-3(c) under the Exchange Act provides that the suspension of an issuer's duty to file reports under Section 15(d) of the Exchange Act is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act, and, in the case of an issuer that satisfies the criteria set forth in paragraph (b)(1)(ii) of Rule 12h-3 but not the criteria set forth in paragraph (b)(1)(i) of Rule 12h-3, the two succeeding fiscal years. As stated above, (a) the Company's registration statement on Form S-8 (File No. 333-50764) became effective during the Company's 2000 fiscal year and the Company's registration statement on Form S-8 (333-58412) became effective during the Company's 2001 fiscal year, and each was automatically updated during the Company's 2009, 2010 and 2011 fiscal years under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K for its fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's registration statements on Form S-8 either became effective or were updated by reference under Section 10(a)(3) upon the filing of the Company's Annual Reports on Form 10-K during each of the Company's 2009, 2010 and 2011 fiscal years.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons and the value of the company's assets is relatively low. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "***Proposing Release***"). *See also,* Intraop Medical Corp. (available May 12, 2010); International Wire Group, Inc. (available November 6, 2009); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has purchased shares under the subject registration statements during the Company's current fiscal year or the Company's immediately two preceding fiscal years.

On March 13, 2012, the Company filed with the Commission a post-effective amendments to each of the Company's registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold thereunder. The post-effective amendments became effective immediately upon filing. Accordingly, no investors will be able to purchase securities pursuant to those registration statements and the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3 under the Exchange Act, from filing a Form 15 to suspend any further obligations to file periodic reports. *See e.g.*, Neuro-Hitech, Inc. (available July 30, 2009); Mountain Valley Bancshares, Inc. (available March 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008). The Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008). The Company respectfully submits that the rationale for allowing the Company to suspend reporting under Section 15(d) is even stronger because no sales have occurred under either of the Company's registration statements on Form S-8 identified above during the prior three fiscal years nor did either such registration statement first become effective during the prior three fiscal years.

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, Intraop Medical Corp. (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available [*17] March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The preparation of periodic and current reports required by the Commission imposes a material financial burden on the Company and involves significant management efforts. Such burdens and efforts are disproportionate to the number of record holders and value of the Company, and disproportionate to the benefits to be derived given the very limited trading activity in the Common Stock. Based on public filings, 70.7% of the outstanding Common Stock is beneficially owned by only three holders. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The trading in the Common Stock during the last 12 months ended March 13, 2012 has been minimal: during this period, there were 230 trading days on which there were no transactions in the Common Stock, and only 22 days on which there were transactions, on the OTC Pink Sheets, and the aggregate value of all of such transactions was only $5,921.98. As stated above, the Company's number of record stockholders is less than the 500 persons specified by Rule 12h-3(b)(1)(ii) and the total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most recent fiscal years (2009, 2010 & 2011).

Options ("***Options***") to purchase 797,150 shares of Common Stock granted under the Plan are held by four (4) officers or directors of the Company. The average closing price of the Company's stock for the preceding one year period is $.08. The lowest exercise price for any such Option is $0.11. Given that the lowest exercise price for an outstanding Option is lower than the one year average price at which the Common Stock has been quoted on the OTC Pink Sheets, is not likely that those holders will exercise their Options prior to expiration.

It is the Company's view that the benefit to those few persons holding Options granted under the Plan is outweighed by the excessive cost to the Company of continuing to file reports. In this instance, there is very little benefit to the investing public to be had by requiring the Company to make filings under the Exchange Act. Conversely, the Company would undoubtedly incur substantial time and expense in preparing the required filings. The policy rationale underlying Rule 12h-3(c) is not applicable to the Company's effective registration statements on Form S-8. The Company has complied with its reporting obligations under the Exchange Act and, in doing so, has complied with its undertakings to keep its effective registration statements current. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, Intraop Medical Corp. (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc, (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to any benefits. As disclosed in its periodic reports, the Company has reported net losses for each of its last three completed fiscal years and expects to continue to incur operating losses as well as negative cash flow from operations in future periods. The Company believes that the funds spent to ensure compliance with Commission regulations could be used more effectively by investing them in internal projects intended to increase stockholder returns, such as exploring the possible sale or assignment of its intellectual property. Under the circumstances, the costs associated with reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting.

Once the Company terminates its reporting status, Rule 701 under the Securities Act will permit the Company to offer and sell securities pursuant to the Plan in compliance with Rule 701. *See,* Intraop Medical Corp. (available May 12, 2010); NewCity Communications, Inc. (available October 6, 1988). The Company has informed us that after the filing of the Form 15, the Company intends to comply with all requirements applicable to it to ensure that the issuance of securities pursuant to the Plan to the above-described Option holders will be in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Plan satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.*, Intraop Medical Corp. (available May 12, 2010); Beverly Hills Bancorp Inc. (available March 13,

2009); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2011 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the Common Stock for the fiscal year in which the Company's registration statements on Form S-8 were required to be updated pursuant to Section 10(a)(3) of the Securities Act, including (x) if the Staff grants the relief sought by this letter on or before the date that such filing is required to be filed (without regard to Rule 12b-25 under the Exchange Act), the Company's duty to file its next periodic report, an Annual Report on Form 10-K for the year ended December 31, 2011, and (y) if the Staff does not grant the relief sought by this letter on or before March 30, 2012, then the Quarterly Report on Form 10-Q for the quarter ending March 31, 2010. If the Staff grants the relief sought by this letter, the Company intends to file a Form 15 requesting the suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (908) 470-0200 or email me at HeimerlLawFirm@att.net with any questions or comments. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by electronic filing.

Very truly yours,

Wolfgang Heimerl